Mail Stop 4561

May 20, 2009

Mr. Vincent C. Klinges
Chief Financial Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, GA 30305

>   **Re: American Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2008**
>   **Filed July 14, 2008**
>   **Form 10-Q for the Quarterly Period Ended October 31, 2008**
>   **Filed December 10, 2008**
>   **File No. 000-12456**

Dear Mr. Klinges:

        We have reviewed your response letter dated May 1, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 17, 2009.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1)_ Presentation and Summary of Significant Accounting Policies

(l) Goodwill and Other Intangibles, page 85

1.   We have reviewed your response to our prior comment number 2. Please tell us in reasonable detail how you determine that a transaction is comparable. In this

regard, tell us whether you "narrow" the transactions within SIC codes of your industry peers to only comparable transactions. Also, tell us how you determined that transactions completed within the last four years represent relevant information for determining the fair value of a reporting unit. That is, the economic conditions during the most recent years are significantly different than conditions that had existed in the later years. In your response, tell us how you evaluate the control premium identified in these comparable transactions.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief